Exhibit 4.1.5

16 June 2004

Mr Grahame Miller

11 Blackfriars Close

TOORAK 3142

Dear Grahame,

On behalf of Australia and New Zealand Banking Group Limited (“ANZ”), I am pleased to formally advise you of your appointment to the position of Head of Integration, ANZ New Zealand.

This letter sets out the terms of your secondment, and constitutes your secondment agreement with ANZ (“secondment agreement”).  This secondment agreement is to be read in conjunction with your existing employment agreements, arrangements, or understandings between you and ANZ. In the event of a conflict intent appearing in your agreements, this letter of secondment will be subservient in nature to your existing employment agreements arrangements, or understandings between you and ANZ (References to ANZ include any corporation related to ANZ under the Corporations Act 2001.)

1                               Position, Reporting Arrangements and Location

Your position is Head of Integration, ANZ National Bank Limited reporting to Sir John Anderson, Chief Executive Officer ANZ National Bank Limited and Dr Bob Edgar, Chief Operating Officer ANZ Banking Group and located in Wellington, New Zealand.

You will be seconded to this position by ANZ for a period of 8 to 12 months.  It is acknowledged that this period is longer than the initial secondment period proposed in October 2003.  You will remain an employee of ANZ Banking Group Limited throughout this period.

ANZ may, at its discretion, change your position, reporting arrangements, duties and location on giving you reasonable notice, following consultation with you, and taking into account career considerations and personal circumstances.

2                               Operative Date

This secondment agreement, and your obligations under it, will commence on 1 December 2003.  This agreement does not affect your continuity of service for the purposes of leave entitlements and any other employment benefits.

3                               Remuneration

The details of your remuneration are set out in the attached Schedule.  The Schedule forms part of this secondment agreement.

ANZ has policies and procedures that apply to your employment.  The policies and procedures many be amended by ANZ from time to time.  They are not incorporated into or otherwise included in your contract of employment with ANZ, including this secondment agreement.

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4                               Performance Management Plans

Performance management plans will be developed in consultation with you and may be reviewed and varied during the performance period.

5                               Termination of Employment

Should your employment terminate for any reason whatsoever you will be deemed to have returned to Australia following to conclusion of your secondment and your Australian contractual entitlements will apply.

6                               Relevant law

This secondment agreement takes effect under, is governed by and is to be interpreted according to, the law of Victoria, Australia.

A copy of this secondment agreement is enclosed for your records.  Please sign and return the original to me to confirm your acceptance of its terms.

Yours sincerely

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Shane Freeman

Group General Manager, People Capital

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SCHEDULE

REMUNERATION ENTITLEMENTS, INCLUDING PAYMENTS ON TERMINATION

Name:	Grahame Miller
Title:

Head of Integration, ANZ National Bank Limited

Location:

Wellington, New Zealand

Reporting To:	Sir John Anderson, Chief Executive Officer ANZ New Zealand and Dr Bob Edgar, Chief Operating Officer ANZ Banking Group
Schedule Issued:	June 2004	Effective Date:

December 1, 2003

This Schedule forms part of your employment agreement.

Your remuneration will be a combination of salary and benefits as agreed between you and ANZ from time to time using ANZ’s total employment cost (TEC) methodology. Essentially, TEC is the fixed component of remuneration.  It comprises notional salary (65% of TEC) and mandatory superannuation contributions, with the balance being a flexible component.

While in New Zealand your mandatory superannuation contributions will be suspended. If legislative requirements for the payment of mandatory superannuation contributions change, the flexible component of your TEC will be varied accordingly (so that your TEC package remains the same and does not increase).

The flexible component of TEC can be directed to benefits that are available at ANZ’s discretion in accordance with ANZ’s policy as amended from time to time.  It can be taken as a cash benefit (also referred to as Cashtec) or non-cash benefits (such as motor vehicles, petrol, parking and, if applicable, concessional lending) or a combination of both cash benefit/Cashtec and non-cash benefits.  Any fringe benefits tax that is payable on non-cash benefits other than those specifically referred to as exempt in this secondment agreement will form part of the flexible component of TEC.

Your notional salary, superannuation and cash benefit/Cashtec (if applicable) will be paid fortnightly and non-cash benefits will be provided as applicable.  ANZ will review your TEC annually.

Bonus payments are at the discretion of the Board.

1                               Total Target Reward

Your Total Target Reward (TTR) is a combination of Fixed Reward – TEC (60% of TTR) plus Variable Reward – Executive Remuneration Scheme (40% of TTR).  Your annualised TTR is AUD $833,333.  Your equivalent NZ dollar TTR package is NZD $956,000 per annum for the Bank year to 30 September 2004.

1.1                     Fixed Reward - TEC

Your TEC package on commencement of work in your new position is AUD $500,000 per annum.  Your equivalent NZ dollar TEC package is NZD $573,600 per annum.

You must take 65% of TEC as notional salary.  The balance, less any mandatory superannuation contributions (should they become applicable), is a flexible component and can be taken as cash benefit/Cashtec or non-cash benefits or a combination of both.

1.2                     Variable Reward - Executive Remuneration Scheme

Bonus payments under the Executive Remuneration Scheme are subject to business unit and individual performance and are at the discretion of the Board.  Your bonus entitlements will  be determined in Australian dollars and then converted to New Zealand dollars as set out in 1.3 below.

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Bonuses will be paid one-half in cash and one-half in deferred shares.  The shares will vest 3 years from the date of issue.  The Board may, at its discretion, change the ratio of cash to shares.  You must at all times comply with the provisions of ANZ’s Share Trading Policy.

1.3                     Application of exchange rates for conversion of reward from Australian dollars into New Zealand dollars

Your fixed reward will convert from Australian dollars into New Zealand dollars using the average exchange rate applicable for the 12 months prior to 30 September of any year.  In the event that your fixed reward is amended at a time other than 1 October in any year the average exchange rate for the year prior to the date of the change will be applied.

Variable rewards that are normally determined by ANZ for the period of either 31 March or 30 September in any given year.  Your variable reward will convert from Australian dollars into New Zealand dollars using the average exchange rate applicable for the month of either March of any given year or using the average exchange rate applicable for the month of September of any given year.  In the event that you receive a variable reward at a time other than the time variable rewards that are determined in either 31 March or 30 September in any given year, the conversion rate will be the average exchange rate applicable to the month prior to the determination of such variable entitlement.

2                              Superannuation

As you will not be able to contribute to ANZ Australian Staff Superannuation Scheme other than on an after tax basis the following information is set out as the basis on which your entitlements would be determined had you remained an Australian resident for income tax purposes and not come under New Zealand income tax requirements.  The determination of any insured component of your death and total and permanent disablement benefit will remain defined by your notion salary had you had remained employed directly in Australia.

Your notional salary is used to calculate your superannuation contributions (if any) and the level of mandatory superannuation contributions.  It is also used to calculate the insured component of your death and total and permanent disablement benefits.  For full details of the ANZ Australian Staff Superannuation Scheme, refer to the member’s booklet.

3                               Relocation

ANZ will pay for the following expenses and any applicable Fringe Benefit Tax in relation to your relocation to New Zealand:

•                  Full rental cost of a two bedroom, fully furnished accommodation in Wellington of a mutually acceptable standard for the duration of your employment in New Zealand;

•                  Business class airfares for your spouse to travel to and from Melbourne and Wellington on the following basis:

•                  Accompanying you where your travel to Melbourne requires an overnight stay

•                  Otherwise up to one trip per month

Total cost to ANZ not exceed AUD25,000 per annum;

•                  Lease expenses of an acceptable quality vehicle for the duration of your secondment to New Zealand;

•                  Transportation and insurance of required personal effects to and from New Zealand;

•                  Coverage of taxis, hire cars, etc as required in the nature of conducting business;

•                  Medical insurance in New Zealand for you and your spouse;

•                  Reimbursement of all fees relating to moving money from New Zealand to Australia and from Australia to New Zealand (these fees are normally in the order of $25.00 per transaction).  It is agreed that one transfer per fortnight will occur with your pay, and other reasonable transactions will be required from time to time;

•                  Coverage of the additional Fringe Benefits Tax accumulated due to the inability to meet agreed mileage on your Australian leased vehicle;

•                  At the conclusion of the secondment ANZ will provide: airfares for your and your spouse back to Melbourne; cost of transportation and insurance of personal belongings back to Melbourne; any break costs on leased vehicles and/or accommodation; short term accommodation in Wellington on departure and in Melbourne on arrival (if required).

•                  Reimbursement of any one-off unusual costs incurred due to relocation to and from New Zealand;

4                               Taxation

For the duration of your secondment to New Zealand, ANZ will equalize your tax obligations in order to ensure that you pay no more or less personal tax than you would have had you remained in Australia.  Further information relevant to tax equilisation is set out in 4.2 New Zealand Income Tax Arrears.

4.1                     Tax Returns

ANZ will arrange and pay for the following taxation support by ANZ’s Taxation Service provider (currently PricewaterhouseCoopers):

•                  a pre-departure consultation

•                  a post-arrival consultation, and

•                  completion and filing of tax returns in both Australia and New Zealand for each year of the term and any subsequent year that is directly impacted by New Zealand taxation implications that arose out of your New Zealand appointment.

4.2                     New Zealand Income Tax Arrears

As a result of delays in confirming the duration of your appointment it has become a requirement that under New Zealand taxation legislation that New Zealand income tax is payable on the Australian income you have received since your commencement of work in New Zealand.  This taxation liability has been determined by Pricewaterhouse Coopers to be NZD $66,100.  As ANZ is unable to provide you with a loan to cover this double taxation liability it is requested that you take a personal loan on normal commercial terms and pay this amount to the New Zealand Inland Revenue Department and in turn claim a refund from the Australian Tax office when you file your Australian income tax return.  ANZ agrees to meet all holding costs for any personal loan draw upon to meet your double taxation obligations. You will be reimbursed any set up fees, interest costs and early repayment frees incurred as a result of the personal loan for NZD $66,100.  Likewise when you have received a double taxation credit from the Australian Tax Office or offset against other personal tax liabilities, should you incur an exchange rate disadvantage on the repatriation of Australian dollars to meet your repayment of the NZD $66,100 personal loan, ANZ will reimburse you these costs.  All interest, fees and exchange rate losses rebated to you will incur Fringe Benefits Tax Liability and ANZ agrees to meet such Fringe Benefit Tax liabilities.  It is not envisaged that transactions of this nature will be required in the future as you will be paid through New Zealand payroll, however in the event that such an arrangement was required this transition should act as a precedent.

ACCEPTANCE

I, Grahame Miller, have read and understood and agree to the terms of my secondment set out in this secondment agreement (including the Schedule).

Name:

Signature:	Date:

/S/ G. Miller
Dated: 22/06/04